FORM 6-K

UNITED STATED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No         X

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Notice of Other Relevant Information dated June 30, 2020

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

The appointments committee of Banco Santander, S.A. has proposed R. Martin Chávez as a new independent director. Mr Chávez will replace Esther Giménez-Salinas who will be stepping down having served on the board for eight years.

Mr Chávez, a US citizen, brings extensive experience in the financial sector having worked for 20 years at Goldman Sachs, including as a partner since 2006, and a member of the management committee since 2012, until his retirement at the end of 2019. He began his career as a software engineer and founded a number of technology companies in Silicon Valley and New York, adding further to the board’s digital expertise.

He will also join the remuneration committee; risk supervision, regulation and compliance committee; and innovation and technology committee, with his appointment subject to the usual regulatory approvals. It is expected that his appointment will be submitted for approval at the general shareholders meeting that will likely take place in October 2020.

Boadilla del Monte (Madrid), 30 June 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 30, 2020	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer